Filed Pursuant to Rule 433

Registration Statement No. 333-137656

Dated January 26, 2007

11,800,000 shares

Animal Health International, Inc.

Common stock

We filed an amended registration statement on S-1 today with the SEC which revised or clarified certain disclosures in the preliminary prospectus dated January 16, 2007. In particular please note that:

•	we had included pro forma earnings per share data on page 7 of the preliminary prospectus in footnote 4 (and in various other places) giving effect to various transactions; this amendment reflects a different calculation giving effect to a different set of calculations;

•	we have modified our calculation of “net tangible book value”, for purposes of calculating “Dilution” on page 27, resulting in slightly higher dilution than that set forth in the preliminary prospectus; and

•	we have clarified in a footnote to the table at the bottom of page 27 that the consideration paid by the existing shareholders in that table has not been reduced to reflect dividends paid to our shareholders.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.

JPMorgan

William Blair & Company

Piper Jaffray

Robert W. Baird & Co.

January 26, 2007